03007348

PROKOM SOFTWARE SA

03 MAR 11 7:21

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 3 Mar 2003 pages: 1 + ~~19~~ 20

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 1.2 and 57.1.3 of the Decree of the Ministries Committee, dated 16th October of 2001 (Official Journal no 139 item 1568) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **CONSOLIDATED QUARTERLY REPORT FOR THE 4TH QUARTER 2002 UNDER POLISH ACCOUNTING STANDADRDS (PZR)**

The Management Board of Prokom Software SA informs, that:

Attached please find a copy of the Consolidated Quarterly Report for the 4th quarter 2002 under Polish Accounting Standards (PZR).

3 Mar, 2002 Krzysztof Wilski
Vice-President of the Management Board

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

dlw 3/12

Form SA-QSr 4 / 2002

Pursuant to section 1.2, section 57.2 and section 58.1 of the Decree of the Council of Ministers of 16 October 2001

the Management Board of Prokom Software S.A.

Informs about the quarterly financial report for the 4th quarter of 2002

March 3, 2003
(date of report)

SELECTED CONSOLIDATED FINANCIAL DATA	in thousand PLN		in thousand EUR	
	4 quarters 2002 cumulative from 01.01.2002 to 31.12.2002	4 quarters 2001 cumulative from 01.01.2001 to 31.12.2001	4 quarters 2002 cumulative from 01.01.2002 to 31.12.2002	4 quarters 2001 cumulative from 01.01.2001 to 31.12.2001
I. Revenues	1 125 791	1 030 470	290 925	282 251
II. Operating profit	161 730	125 804	41 794	34 458
III. Profit before income tax	126 699	67 195	32 741	18 405
IV. Net profit	60 452	15 854	15 622	4 342
V. Cash flows from operating activities	205 632	98 043	53 139	26 854
VI. Cash flows from investing activities	(120 733)	(124 323)	-31 200	(34 053)
VII. Cash flows from financing activities	(35 146)	61 912	-9 082	16 958
VIII. Net increase (decrease) in cash and cash equivalents	49 753	35 632	12 857	9 760
IX. Total assets	1 608 756	1 156 522	400 168	328 380
X. Total liabilities	913 616	653 482	227 256	185 518
XI. Long-term liabilities	277 751	241 401	69 089	68 543
XII. Short-term liabilities	578 768	383 034	143 965	108 758
XIII. Shareholders' equity	544 437	485 540	135 425	137 863
XIV. Share capital	13 534	13 462	3 366	3 822
XV. Number of shares	13 534 524	13 534 524	13 534 524	13 534 524
XVI. Basic earnings per ordinary share (in PLN / EUR)	4,47	1,17	1,16	0,32
XVII. Diluted earnings per ordinary share (in PLN / EUR)	4,47	1,17	1,16	0,32
XVIII. Book value per share (in PLN / EUR)	40,23	35,88	10,01	10,19
XIX. Diluted book value per share (in PLN / EUR)	40,23	35,88	10,01	10,19
XX. Dividend (either paid or declared) per share (in PLN / EUR)	-	-	-	-

CONSOLIDATED BALANCE SHEET (in thousand PLN)	as at 31.12.2002	as at 30.09.2002	as at 31.12.2001	as at 30.09.2001
Assets				
I. Fixed assets	**710 317**	**548 609**	**191 897**	**183 683**
1. Intangible fixed assets, including:	21 620	7 063	9 486	12 088
- goodwill	128	145	195	213
2. Goodwill on consolidation	159 526	114 051	6 396	16 333
3. Tangible fixed assets	141 543	67 189	54 787	55 186
4. Long-term receivables	4 257	3 920	3 403	3 740
4.1. From related parties	1 602	1 602	1 119	1 202
4.2. From other parties	2 655	2 318	2 284	2 538
5. Long-term investments	347 109	322 529	93 131	66 781
5.1. Land and buildings	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long-term financial investments	346 885	322 305	92 907	66 557
a) in related parties, including:	319 626	274 328	43 561	24 156
- investments in associated undertakings accounted for by the equity method of accounting	9 242	13 320	18 053	(2 395)
- investments in subsidiaries not included in the consolidation	1 481	976	472	186
b) in other parties	27 259	47 977	49 346	42 401
5.4. Other long-term investments	224	224	224	224
6. Deferred tax and long-term deferred costs	36 263	33 857	24 695	29 555
6.1. Deferred tax	33 269	28 074	14 970	22 519
6.2. Deferred costs	2 994	5 783	9 725	7 036
II. Current assets	**898 439**	**529 173**	**964 625**	**690 671**
1. Inventories	73 183	72 844	71 281	55 353
2. Receivables	549 492	305 425	426 972	242 736
2.1. From related parties	35 026	63 506	110 965	58 447
2.2. From other parties	514 466	241 919	316 007	184 289
3. Short-term investments	253 765	146 655	462 301	386 954
3.1. Short-term financial investments	247 765	146 655	462 301	386 954
a) in related parties	-	49 563	315 077	325 970
b) in other parties	124 839	77 817	74 051	40 270
c) cash and cash equivalents	122 926	19 275	73 173	20 714
3.2. Other short-term investments	6 000	-	-	-
4. Short-term deferred costs	21 999	4 249	4 071	5 628
Total assets	1 608 756	1 077 782	1 156 522	874 354

Shareholders' equity and liabilities				
I. Shareholders' equity	544 437	512 374	485 540	423 558
1. Share capital	13 534	13 462	13 462	13 462
2. Unpaid capital	-	-	-	-
3. Own shares held (negative value)	-	-	-	-
4. Spare capital	555 989	555 989	499 747	499 747
5. Revaluation reserve	-	-	-	-
6. Other spare capital	-	-	-	-
7. Exchange rate differences on consolidation	-	-	-	-
a) foreign exchange gains	-	-	-	-
b) foreign exchange losses	-	-	-	-
8. Undistributed profit (not covered loss) from previous years	(85 638)	(84 242)	(43 523)	(46 089)
9. Net profit (loss)	60 452	27 165	15 854	(43 562)
10. Net profit deductions (negative value)	-	-	-	-
II. Minority interest	150 703	26 620	17 461	12 326
III. Badwill on consolidation	-	-	39	57
IV. Liabilities and provisions	913 616	538 788	653 482	438 413
1. Deferred income tax and provisions	24 352	16 825	16 647	10 679
1.1. Deferred income tax	53	-	-	183
1.2. Provisions for retirement benefits and equivalent	7 092	800	800	800
a) long-term provisions	2 137	800	800	800
b) short-term provisions	4 955	-	-	-
1.3. Other provisions	17 207	16 025	15 847	9 596
a) long-term provisions	1 302	-	-	-
b) short-term provisions	15 905	16 025	15 847	9 596
2. Long-term liabilities	277 751	215 556	241 401	613
2.1. To related parties	34	34	34	34
2.2. To other parties	277 717	215 522	241 367	579
3. Short-term liabilities	578 768	293 197	383 034	415 289
3.1. To related parties	6 695	1 475	1 244	15 811
3.2. To other parties	569 432	289 919	380 991	398 168
3.3. Special funds	2 641	1 803	799	1 310
4. Badwill and accruals	32 745	13 210	12 400	11 932
4.1. Badwill	-	16	65	81
4.2. Accruals	32 745	13 194	12 335	11 851
a) long-term	527	221	-	-
b) short-term	32 218	12 973	12 335	11 851
Total liabilities and shareholders' equity	1 608 756	1 077 782	1 156 522	874 354

Book value	544 437	512 447	485 613	423 631
Number of shares	13 534 524	13 534 524	13 534 524	13 534 524
Book value per share (in PLN)	40,23	37,86	35,88	31,30
Anticipated number of shares	13 534 524	13 534 524	13 534 524	13 534 524
Diluted book value per share (in PLN)	40,23	37,86	35,88	31,30

For every period presented in this report the influence of the preference issue of 72,524 D series shares upon the book value of the Group and number of ordinary shares outstanding was taken into account.

There were no dilutive potential ordinary shares for any period presented in this report, therefore diluted book value per ordinary share is equal to book value per ordinary share.

OFF-BALANCE SHEET ITEMS (in thousand PLN)	as at 31.12.2002	as at 30.09.2002	as at 31.12.2001	as at 30.09.2001
1. Contingent receivables	-	-	-	-
1.1. From related parties	-	-	-	-
- guarantees received	-	-	-	-
1.2. From other parties	-	-	-	-
- guarantees received	-	-	-	-
2. Contingent liabilities	69 826	86 887	35 229	45 915
2.1. To related parties	8 276	22 681	15 912	23 048
- guarantees granted	8 276	22 681	15 912	23 048
2.2. To other parties	61 550	64 206	19 317	22 867
- guarantees granted	61 550	64 206	19 317	22 867
3. Other	36 682	0	0	0
- commitment to purchase Wonlok S.A. company	26 508	-	-	-
- commitment arising from the license agreement with Computer Associates Sp. z o.o.	6 376	-	-	-
- future lease payments	3 798	-	-	-
Total off-balance sheet items	106 508	86 887	35 229	45 915

CONSOLIDATED STATEMENT OF OPERATIONS (in thousand PLN)	4th quarter 2002 from 01.10.2002 to 31.12.2002	4 quarters 2002 cumulative from 01.01.2002 to 31.12.2002	4th quarter 2001 from 01.10.2001 to 31.12.2001	4 quarters 2001 cumulative from 01.01.2001 to 31.12.2001
I. Revenues, including:	**458 229**	**1 125 791**	**376 439**	**1 030 470**
- from related parties	17 281	28 663	37 094	38 070
1. Sales of finished products and services	239 096	727 404	183 489	545 725
2. Sales of goods for resale and materials	219 133	398 387	192 950	484 745
II. Cost of sales, including:	**335 184**	**707 045**	**269 542**	**705 317**
- to related parties	1 063	21 340	17 153	25 679
1. Costs of products and services sold	107 282	329 327	104 460	305 790
2. Costs of goods and materials sold	227 902	377 718	165 082	399 527
III. Gross margin (I-II)	**123 045**	**418 746**	**106 897**	**325 153**
IV. Selling costs	24 155	57 970	9 713	44 526
V. General and administrative costs	48 955	173 807	41 568	136 266
VI. Net margin (III-IV-V)	**49 935**	**186 969**	**55 616**	**144 361**
VII. Other operating income	**2 048**	**5 343**	**4 737**	**7 264**
1. Profit on disposal of non-financial fixed assets	12	99	(118)	57
2. Donations received	27	97	26	76
3. Other operating income	2 009	5 147	4 829	7 131
VIII. Other operating expenses	**6 714**	**30 582**	**16 541**	**25 821**
1. Loss on disposal of non-financial fixed assets	(56)	555	80	80
2. Provisions for non-financial fixed assets	(2 413)	2 542	7 868	9 503
3. Other operating expenses	9 183	27 485	8 593	16 238
IX. Operating profit (VI+VII-VIII)	**45 269**	**161 730**	**43 812**	**125 804**
X. Financial income	**19 189**	**62 596**	**29 073**	**73 342**
1. Dividends and equivalents received, including:	16	141	55	957
- from related parties	-	-	-	-
2. Interest, including:	9 204	41 134	16 159	56 631
- from related parties	6 170	32 900	13 997	49 059
3. Profits on disposal of investments	120	970	(249)	25
4. Revaluation of investments	3 791	8 838	1 100	2 034
5. Other	6 058	11 513	12 008	13 695
XI. Financial expenses	**(8 019)**	**69 125**	**18 192**	**148 370**
1. Interest, including:	9 497	35 758	12 762	36 665
- to related parties	-	-	-	-
2. Losses on disposal of investments	99	2 531	68 065	68 301
3. Revaluation of investments	(19 629)	6 154	(64 199)	38 416
4. Other	2 014	24 682	1 564	4 968
XII. Profit (loss) on disposal of investments in related parties	(1 027)	(30)	25 604	25 604
XIII. Profit on ordinary activities before taxes (IX+X-XI+/-XII)	71 450	155 171	80 297	76 380
XIV. Extraordinary items (XIV.1. - XIV.2.)	-	-	-	-
1. Extraordinary profit	-	-	-	-
2. Extraordinary loss	-	-	-	-
XV. Goodwill on consolidation amortisation	**6 886**	**28 511**	**4 632**	9 259
XVI. Badwill on consolidation amortisation	-	39	18	74
XVII. Profit before income tax (XIII+/-XIV-XV+XVI)	**64 564**	**126 699**	**75 683**	67 195
XVIII. Income tax	18 877	47 032	11 074	24 005
a) current tax	13 012	54 274	3 540	34 973
b) deferred tax	5 865	(7 242)	7 534	(10 968)
XX. Other obligatory charges	-	-	-	-
XXI. Share of result of associates	(3 728)	(8 149)	(2 978)	(24 832)
XXII. Minority interest	8 672	11 068	2 215	2 504
XXIII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	**33 287**	**60 452**	**59 416**	**15 854**

Net profit (for 12 months)	60 452		15 854	
Weighted average number of ordinary shares	13 534 005		13 533 884	
Basic earnings per ordinary share (in PLN)	4,47		1,17	
Weighted average anticipated number of ordinary shares	13 534 005		13 533 884	
Diluted earnings per ordinary share (in PLN)	4,47		1,17	

Basic and diluted earnings per share were calculated in accordance with International Accounting Standards regulations. For every period presented in this report the influence of the preference issue of 72.524 D series shares upon the number of ordinary shares outstanding was taken into account.

There were no dilutive potential ordinary shares for any period presented in this report, therefore diluted earnings per ordinary share is equal to basic earnings per ordinary share.

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (in thousand PLN)	4th quarter 2002 from 01.10.2002 to 31.12.2002	4 quarters 2002 cumulative from 01.01.2002 to 31.12.2002	4th quarter 2001 from 01.10.2001 to 31.12.2001	4 quarters 2001 cumulative from 01.01.2001 to 31.12.2001
I. Opening balance of shareholders' equity	**512 374**	**486 590**	**405 966**	**448 815**
a) changes in accounting policy	(12)	(62)	16 229	16 379
b) corrections of fundamental errors	-	-	-	-
c) changes in the shareholder's equity of subsidiaries from the date of acquiring these companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisatio	(1 284)	(1 284)	1 363	3 921
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	**511 078**	**484 244**	**423 558**	**469 115**
1. Opening balance of share capital	13 462	13 462	13 462	12 700
1.1. Changes in share capital	72	72	-	762
a) increase	72	72	-	762
- share issue	72	72	-	762
b) decrease	-	-	-	-
- redemption of own shares	-	-	-	-
1.2. Closing balance of share capital	**13 534**	**13 534**	**13 462**	**13 462**
2. Opening balance of unpaid capital	-	-	-	-
2.1. Changes in unpaid capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
2.2. Closing balance of unpaid capital	-	-	-	-
3. Opening balance of own shares held	-	-	-	-
3.1. Changes in own shares held	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
3.2. Closing balance of own shares held	-	-	-	-
4. Opening balance of spare capital	555 989	499 747	499 747	382 637
4.1. Changes in spare capital	-	56 242	-	117 110
a) increase	-	56 242	-	117 110
- share premium	-	-	-	-
- net profit distribution (statutory)	-	-	-	-
- net profit distribution (over statutory-required minimum value)	-	56 241	-	117 110
- other	-	1	-	-
b) decrease	-	-	-	-
- loss cover	-	-	-	-
4.2. Closing balance of spare capital	**555 989**	**555 989**	**499 747**	**499 747**
5. Opening balance of revaluation reserve	-	-	-	-
5.1. Changes in revaluation reserve	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
- disposal of fixed assets	-	-	-	-
5.2. Closing balance of revaluation reserve	-	-	-	-
6. Opening balance of other spare capital	-	-	-	-
6.1. Changes in other spare capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
6.2. Closing balance of other spare capital	-	-	-	-
7. Exchange rate differences on consolidation	-	-	-	-
8. Opening balance of undistributed profit (not covered loss) from prevoius years	(84 242)	(27 620)	(60 551)	53 478
8.1. Opening balance of undistributed profit from prevoius years	-	-	-	53 478
a) changes in accounting policy	-	-	-	16 379
b) corrections of fundamental errors	-	-	-	-
c) changes in the shareholder's equity of subsidiaries from the date of acquiring these companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisatio	-	-	-	3 921
8.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	-	-	-	73 778
a) increase	-	-	-	7
- profit distribution to spare capital	-	-	-	-
- changes in shareholders equity of related companies	-	-	-	7
b) decrease	-	-	-	117 308
- profit distribution to spare capital	-	-	-	117 110
- dividend paid in a subsidiary company for minority shareholders	-	-	-	198
- other	-	-	-	-
8.3. Closing balance of undistributed profit from previous years	-	-	-	-
8.4. Opening balance of not covered loss from previous years	(84 242)	(27 620)	(60 551)	-
a) changes in accounting policy	(12)	(62)	13 099	-
b) corrections of fundamental errors	-	-	-	-
c) changes in the shareholder's equity of subsidiaries from the date of acquiring these companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisatio	(1 284)	(1 284)	1 363	0
8.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	(85 538)	(28 966)	(46 089)	-
a) increase	-	56 572	-	-
- transfer of loss to be covered	-	-	-	-
- dividend paid in a subsidiary company for minority shareholders	-	-	-	-
- other	-	331	-	-

PROKOM SOFTWARE SA SA-QSr 4 / 2002 in thousand PLN

- profit distribution to spare capital	-	56 241	-	-
b) decrease	0	-	2 566	0
- changes in the shareholder's equity of subsidiaries from the date of acquiring these companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisation	-	-	2 559	-
- changes in the shareholder's equity of subsidiaries	0	0	7	0
8.6. Closing balance of not covered loss from previous years	(85 538)	(85 538)	(43 523)	(43 523)
8.7. Closing balance of undistributed profit (not covered loss) from prevoius years	**(85 538)**	**(85 538)**	**(43 523)**	**(43 523)**
9. Net profit (loss) for the period	**33 287**	**60 452**	**59 416**	**15 854**
a) net profit	33 287	60 452	78 981	32 289
b) net loss	-	-	-	-
c) other net profit (loss) deductions	-	-	-	-
d) changes in accounting policy	-	-	(19 565)	(16 435)
II. Closing balance of shareholders' equity	**544 437**	**544 437**	**485 540**	**485 540**
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss	**544 437**	**544 437**	**485 540**	**485 540**

CONSOLIDATED STATEMENT OF CASH FLOWS (in thousand PLN)	4th quarter 2002 from 01.10.2002 to 31.12.2002	4 quarters 2002 cumulative from 01.01.2002 to 31.12.2002	4th quarter 2001 from 01.10.2001 to 31.12.2001	4 quarters 2001 cumulative from 01.01.2001 to 31.12.2001
A. Cash flows from operating activities	0	0	0	0
I. Net profit (loss)	33 287	60 452	59 416	15 854
II. Adjustments to reconcile net profit to net cash generated by operating activities:	38 062	145 180	(49 593)	82 189
1. Minority interest	8 672	11 066	2 215	2 504
2. Share of result of associates	3 728	8 149	2 986	24 832
3. Depreciation, including:	14 220	57 239	11 940	45 171
- goodwill and badwill on consolidation amortisation	6 886	28 472	4 814	9 185
4. Foreign exchange gains (losses)	(3 568)	9 160	(838)	-
5. Interest and dividends received and paid	11 906	(4 916)	23 794	29 684
6. (Gains) losses from investing activities	1 075	18 178	22 973	(7 063)
7. Change in provisions	(4 975)	6 004	1 643	2 398
8. Change in inventories	22 706	5 136	(15 431)	(2 830)
9. Change in receivables	(170 108)	(22 446)	(182 201)	(60 147)
10. Change in short-term liabilities (except for credit facilities and loans)	160 647	51 279	133 206	2 981
11. Change in prepayments and accruals' balance	(12 728)	(21 495)	4 967	1 231
12. (Received) Contributed donations	3 921	20 016	1 566	6 699
12. Other adjustments	2 566	7 810	(56 413)	36 719
III. Cash flows from operating activities (I+/-II)	**71 349**	**205 632**	**9 823**	**98 043**
B. Cash flows from investing activities	0	0	0	0
I. Cash inflows from investing activities	**3 421 683**	**8 623 120**	**345 247**	**757 040**
1. Disosal of intangible and tangible fixed assets	-	671	403	966
2. Disposal of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Disposal of financial investments, including those:	3 362 668	8 557 537	342 858	754 088
a) in related parties	3 347 067	8 380 212	239 008	502 435
- disposal of financial assets	3 351 469	8 346 460	239 008	502 435
- dividends and equivalents received	-	980	-	-
- repayment of long-term loans granted	-	-	-	-
- repayment of short-term loans granted	-	-	-	-
- interest	(4 402)	32 772	-	-
- other cash inflows from financial assets	-	-	-	-
b) in other parties	15 601	177 325	103 850	251 653
- disposal of financial assets	(1 315)	158 987	102 812	246 781
- dividends and equivalents received	141	141	55	957
- repayment of long-term loans granted	1 327	1 451	211	211
- repayment of short-term loans granted	-	-	290	1 411
- interest	(547)	751	482	2 293
- other cash inflows from financial assets	15 995	15 995	-	-
4. Other cash inflows from investing activities	59 025	64 912	1 986	1 986
II. Cash outflows from investing activities	**(3 429 229)**	**(8 743 853)**	**(348 418)**	**(881 363)**
1. Purchase of intangible and tangible fixed assets	(10 114)	(39 860)	(4 838)	(23 611)
2. Purchase of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Purchase of financial investments, including those:	(3 419 115)	(8 700 063)	(332 188)	(845 466)
a) in related parties	(3 402 167)	(8 499 585)	(244 245)	(601 456)
- purchase of financial assets	(3 402 167)	(8 499 585)	(244 245)	(601 456)
- long-term loans granted	-	-	-	-
- short-term loans granted	-	-	-	-
b) in other parties	(16 948)	(200 478)	(87 943)	(244 010)
- purchase of financial assets	20 061	(99 802)	(87 752)	(242 202)
- long-term loans granted	(1 176)	(11 701)	(191)	(1 798)
- short-term loans granted	(35 833)	(88 975)	-	(10)
4. Dividends and equivalents paid to minority shareholders	-	(3 930)	(2)	(696)
5. Other cash outflows from investing activities	-	-	(11 390)	(11 390)
III. Cash flows from investing activities (I-II)	**(7 536)**	**(120 733)**	**(3 171)**	**(124 323)**
C. Cash flows from financing activities	0	0	0	0
I. Cash inflows from financing activities	**141 452**	**491 634**	**505 181**	**1 343 396**
1. Share issue	72	72	-	762
2. Credit facilities and loans received	87 353	92 889	99 197	99 784
3. Debt securities issue	54 000	398 012	405 984	1 242 850
4. Other cash inflows from financing activities	27	661	-	-
II. Cash outflows from financing activities	**(101 614)**	**(526 780)**	**(459 374)**	**(1 281 484)**
1. Purchase of own shares	-	-	-	-
2. Dividends and equivalents paid to shareholders	-	-	-	-
3. Other expenses related to profit distribution	-	-	-	-
4. Repayment of credit facilities and loans received	13 169	(5 800)	(177 988)	(186 012)
5. Redemption of debt securities issued	(100 767)	(463 767)	(263 783)	(1 054 783)
6. Payments of other financial liabilities	-	-	-	-
7. Payments of finance lease liabilities	(43)	(209)	(1 338)	(1 404)
8. Interest paid	(10 155)	(36 970)	(14 749)	(32 586)
9. Other cash outflows from financing activities	(3 818)	(20 034)	(1 516)	(6 699)
III. Cash flows from financing activities (I-II)	**39 838**	**(35 146)**	**45 807**	**61 912**
D. Net increase (decrease) in cash and cash equivalents (A+/-B+/-C)	**103 651**	**49 753**	**52 459**	**35 632**
E. Balance sheet change in cash position	103 651	49 753	52 459	35 632
- change in cash position due to exchange rate differences	3	3	15	15
F. Cash at the beginning of the financial year	19 275	73 173	20 714	37 541
G. Cash at the end of the financial year (F+/- D), including:	**122 926**	**122 926**	**73 173**	**73 173**
- restricted cash and cash equivalents	33 934	33 934	619	619

BALANCE SHEET (in thousand PLN)	as at 31.12.2002	as at 30.09.2002	as at 31.12.2001	as at 30.09.2001
Assets				
I. Fixed assets	**822 705**	**696 516**	**296 250**	**302 306**
1. Intangible fixed assets, including:	5 126	4 561	6 339	3 781
- goodwill	76	88	124	136
2. Tangible fixed assets	96 453	56 608	43 788	43 827
3. Long-term receivables	3 888	3 920	3 403	3 740
3.1. From related parties	1 602	1 602	1 119	1 202
3.2. From other parties	2 286	2 318	2 284	2 538
4. Long-term investments	704 280	607 101	223 764	227 497
4.1. Land and buildings	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long-term financial investments	704 056	606 877	223 540	227 273
a) in related parties, including:	679 016	559 695	174 890	185 842
- investments in associated undertakings accounted for by the equity method of accounting	-	-	-	-
b) in other parties	25 040	47 182	48 650	41 431
4.4. Other long-term investments	224	224	224	224
5. Deferred tax and long-term deferred costs	12 958	24 326	18 956	23 461
5.1. Deferred tax	11 251	18 563	9 249	16 445
5.2. Deferred costs	1 707	5 763	9 707	7 016
II. Current assets	**520 913**	**456 676**	**854 182**	**643 515**
1. Inventories	49 421	55 655	52 005	46 622
2. Receivables	330 804	264 142	358 442	227 901
2.1. From related parties	33 832	65 293	114 752	57 327
2.2. From other parties	298 419	198 849	243 690	170 574
3. Short-term investments	128 367	134 162	440 928	366 500
3.1. Short-term financial investments	128 367	134 162	440 928	366 500
a) in related parties	-	49 563	315 077	321 763
b) in other parties	106 511	76 765	73 032	40 246
c) cash and cash equivalents	21 856	7 834	52 819	4 491
3.2. Other short-term investments	-	-	-	-
4. Short-term deferred costs	12 321	2 717	2 807	2 492
Total assets	**1 343 618**	**1 152 192**	**1 150 432**	**945 821**

Shareholders' equity and liabilities				
I. Shareholders' equity	**672 337**	**635 399**	**571 350**	530 823
1. Share capital	13 534	13 462	13 462	13 462
2. Unpaid capital	-	-	-	-
3. Own shares held (negative value)	-	-	-	-
4. Spare capital	555 989	555 989	499 747	499 747
5. Revaluation reserve	-	-	-	-
6. Other spare capital	-	-	-	-
7. Undistributed profit (not covered loss) from previous years	1 900	1 900	14 899	14 899
8. Net profit (loss)	100 914	64 048	43 242	2 715
9. Net profit deductions (negative value)	-	-	-	-
II. Liabilities and provisions	**671 281**	**516 793**	**579 082**	**414 998**
1. Deferred income tax and provisions	15 995	16 056	16 056	10 270
1.1. Deferred income tax	-	-	-	-
1.2. Provisions for retirement benefits and equivalent	800	800	800	800
a) long-term provisions	800	800	800	800
b) short-term provisions	-	-	-	-
1.3. Other provisions	15 195	15 256	15 256	9 470
a) long-term provisions	-	-	-	-
b) short-term provisions	15 195	15 256	15 256	9 470
2. Long-term liabilities	259 600	213 814	240 502	-
2.1. To related parties	-	-	-	-
2.2. To other parties	259 600	213 814	240 502	-
3. Short-term liabilities	384 294	275 627	316 596	393 986
3.1. To related parties	15 384	18 861	4 305	19 607
3.2. To other parties	368 062	255 665	311 745	373 526
3.3. Special funds	848	1 101	546	853
4. Badwill and accruals	11 392	11 296	5 928	10 742
4.1. Badwill	-	16	65	81
4.2. Accruals	11 392	11 280	5 863	10 661
a) long-term	-	-	-	-
b) short-term	11 392	11 280	5 863	10 661
Total liabilities and shareholders' equity	**1 343 618**	**1 152 192**	**1 150 432**	945 821

Book value	672 337	635 472	571 423	530 896
Number of shares	13 534 524	13 534 524	13 534 524	13 534 524
Book value per share (in PLN)	49,68	46,95	42,22	39,23
Anticipated number of shares	13 534 524	13 534 524	13 534 524	13 534 524
Diluted book value per share (in PLN)	49,68	46,95	42,22	39,23

OFF-BALANCE SHEET ITEMS (in thousand PLN)	as at 31.12.2002	as at 30.09.2002	as at 31.12.2001	as at 30.09.2001
1. Contingent receivables	-	-	-	-
1.1. From related parties	-	-	-	-
- guarantees received	-	-	-	-

- guarantees received	-	-	-	-
2. Contingent liabilities	56 004	83 323	15 912	23 048
2.1. To related parties	16 135	21 585	15 912	23 048
- guarantees granted	16 135	21 585	15 912	23 048
2.2. To other parties	39 869	61 738	-	-
- guarantees granted	39 869	61 738	17 547	22 867
3. Other	-	-	-	-
Total off-balance sheet items	56 004	83 323	15 912	23 048

STATEMENT OF OPERATIONS (in thousand PLN)	4th quarter 2002 from 01.10.2002 to 31.12.2002	4 quarters 2002 cumulative from 01.01.2002 to 31.12.2002	4th quarter 2001 from 01.10.2001 to 31.12.2001	4 quarters 2001 cumulative from 01.01.2001 to 31.12.2001
I. Revenues, including:	331 099	891 930	298 296	841 077
- from related parties	13 385	27 258	37 190	38 692
1. Sales of finished products and services	181 079	616 336	168 951	511 913
2. Sales of goods for resale and materials	150 020	275 594	129 345	329 164
II. Cost of sales, including:	241 014	532 902	210 083	556 333
- to related parties	2 506	25 881	20 389	28 992
1. Costs of products and services sold	75 969	265 468	91 318	280 840
2. Costs of goods and materials sold	165 045	267 434	118 765	275 493
III. Gross margin (I-II)	90 085	359 028	88 213	284 744
IV. Selling costs	22 195	51 259	5 998	32 064
V. General and administrative costs	41 676	151 529	35 059	112 861
VI. Net margin (III-IV-V)	26 214	156 240	47 156	139 819
VII. Other operating income	1 730	4 000	4 651	6 299
1. Profit on disposal of non-financial fixed assets	-	-	55	205
2. Donations received	-	-	-	-
3. Other operating income	1 730	4 000	4 596	6 094
VIII. Other operating expenses	7 851	26 968	10 882	19 797
1. Loss on disposal of non-financial fixed assets	(90)	521	-	-
2. Provisions for non-financial fixed assets	1 207	2 485	3 110	4 697
3. Other operating expenses	6 734	23 962	7 772	15 100
IX. Operating profit (VI+VII-VIII)	20 093	133 272	40 925	126 321
X. Financial income	21 113	76 915	34 502	92 918
1. Dividends and equivalents received, including:	17	1 121	55	1 777
- from related parties	-	980	-	820
2. Interest, including:	11 686	55 111	20 898	74 989
- from related parties	9 156	48 449	13 357	63 303
3. Profits on disposal of investments	(16)	834	(236)	25
4. Revaluation of investments	3 976	8 836	1 138	2 072
5. Other	5 451	11 013	12 647	14 055
XI. Financial expenses	(8 172)	68 011	27 558	153 140
1. Interest, including:	9 512	35 428	11 746	35 361
- to related parties	289	330	47	47
2. Losses on disposal of investments	99	2 531	68 066	68 301
3. Revaluation of investments	(19 288)	6 484	(54 104)	44 877
4. Other	1 505	23 568	1 850	4 601
XII. Profit on ordinary activities before taxes (IX+X-XI)	49 378	142 176	47 869	66 099
XIII. Extraordinary items (XIII.1. - XIII.2.)	-	-	-	-
1. Extraordinary profit	-	-	-	-
2. Extraordinary loss	-	-	-	-
XIV. Profit before income tax (XII+/-XIII)	49 378	142 176	47 869	66 099
XV. Income tax	12 512	41 262	7 342	22 857
a) current tax	5 200	43 263	146	29 442
b) deferred tax	7 312	(2 001)	7 196	(6 585)
XVI. Other obligatory charges	-	-	-	-
XVII. Share of result of associates accounted for by the equity method of accounting	-	-	-	-
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	36 866	100 914	40 527	43 242

Net profit (for 12 months)	100 914		43 242	
Weighted average number of ordinary shares	13 534 005		13 533 884	
Basic earnings per ordinary share (in PLN)	7,46		3,20	
Weighted average anticipated number of ordinary shares	13 534 005		13 533 884	
Diluted earnings per ordinary share (in PLN)	7,46		3,20	

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (in thousand PLN)	4th quarter 2002 from 01.10.2002 to 31.12.2002	4 quarters 2002 cumulative from 01.01.2002 to 31.12.2002	4th quarter 2001 from 01.10.2001 to 31.12.2001	4 quarters 2001 cumulative from 01.01.2001 to 31.12.2001
I. Opening balance of shareholders' equity	**633 499**	**569 451**	**515 180**	**512 447**
a) changes in accounting policy	1 900	1 900	15 643	14 899
b) corrections of fundamental errors	-	-	-	
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	**635 399**	**571 351**	**530 823**	**527 346**
1. Opening balance of share capital	13 462	13 462	13 462	12 700
1.1. Changes in share capital	72	72	-	762
a) increase	72	72	-	762
- share issue	72	72	-	762
b) decrease	-	-	-	-
- redemption of own shares	-	-	-	-
1.2. Closing balance of share capital	13 534	13 534	13 462	13 462
2. Opening balance of unpaid capital	-	-	-	-
2.1. Changes in unpaid capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
2.2. Closing balance of unpaid capital	-	-	-	-
3. Opening balance of own shares held	-	-	-	-
3.1. Changes in own shares held	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
3.2. Closing balance of own shares held	-	-	-	-
4. Opening balance of spare capital	555 989	499 747	499 747	382 637
4.1. Changes in spare capital	-	56 242	0	117 110
a) increase	-	56 242	-	117 110
- share premium	-	-	-	-
- net profit distribution (statutory)	-	-	-	-
- net profit distribution (over statutory-required minimum value)	-	56 241	-	117 110
- other	-	1	-	-
b) decrease	-	-	-	-
- loss cover	-	-	-	-
4.2. Closing balance of spare capital	555 989	555 989	499 747	499 747
5. Opening balance of revaluation reserve	-	-	-	-
5.1. Changes in revaluation reserve	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
- disposal of fixed assets	-	-	-	-
5.2. Closing balance of revaluation reserve	-	-	-	-
6. Opening balance of other spare capital	-	-	-	-
6.1. Changes in other spare capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
6.2. Closing balance of other spare capital	-	-	-	-
7. Opening balance of undistributed profit (not covered loss) from prevoius years	-	56 241	-	117 110
7.1. Opening balance of undistributed profit from prevoius years	-	56 241	-	117 110
a) changes in accounting policy	1 900	1 900	14 899	14 899
b) corrections of fundamental errors	-	-	-	-
7.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	1 900	58 141	14 899	132 009
a) increase	-	-	-	-
- profit distribution to spare capital	-	-	-	-
b) decrease	-	56 241	-	117 110
- profit distribution to spare capital	-	56 241	-	117 110
7.3. Closing balance of undistributed profit from previous years	1 900	1 900	14 899	14 899
7.4. Opening balance of not covered loss from previous years	-	-	-	-
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	-	-	-	-
a) increase	-	-	-	-
- transfer of loss to be covered	-	-	-	-
b) decrease	-	-	-	-
7.6. Closing balance of not covered loss from previous years	-	-	-	-
7.7. Closing balance of undistributed profit (not covered loss) from prevoius years	1 900	1 900	14 899	14 899
8. Net profit (loss) for the period	36 866	100 914	40 527	43 242
a) net profit	36 866	100 914	54 270	56 241
b) net loss	-	-	-	-
c) other net profit (loss) deductions	-	-	-	-
d) changes in accounting policy	-	-	(13 743)	(12 999)
II. Closing balance of shareholders' equity	**672 337**	**672 337**	**571 350**	**571 350**
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss	**672 337**	**672 337**	**571 350**	**571 350**

STATEMENT OF CASH FLOWS (in thousand PLN)	4th quarter 2002 from 01.10.2002 to 31.12.2002	4 quarters 2002 cumulative from 01.01.2002 to 31.12.2002	4th quarter 2001 from 01.10.2001 to 31.12.2001	4 quarters 2001 cumulative from 01.01.2001 to 31.12.2001
A. Cash flows from operating activities	0	0	0	0
I. Net profit (loss)	36 866	100 914	40 527	43 242
II. Adjustments to reconcile net profit to net cash generated by operating activities:	30 137	96 972	143 316	222 312
1. Share of result of associates accounted for by the equity method of accounting	-	-	-	-
2. Depreciation	5 914	22 623	5 797	29 785
3. Foreign exchange gains (losses)	(3 473)	9 180	1 037	1 893
4. Interest and dividends received and paid	8 584	(20 047)	41 933	33 164
5. (Gains) losses from investing activities	190	18 330	12 581	(17 450)
6. Change in provisions	(10 439)	1 051	2 633	3 552
7. Change in inventories	18 801	2 884	(4 866)	8 313
8. Change in receivables	(107 406)	(13 321)	(132 837)	(55 799)
9. Change in short-term liabilities (except for credit facilities and loans)	116 503	57 732	306 751	212 056
10. Change in prepayments and accruals' balance	(9 416)	(9 330)	(5 969)	(3 967)
11. (Received) Contributed donations	3 921	20 016	1 566	6 699
11. Other adjustments	8 958	7 854	(85 310)	4 066
III. Cash flows from operating activities (I+/-II)	**67 003**	**197 886**	**183 843**	**265 554**
B. Cash flows from investing activities	0	0	0	0
I. Cash inflows from investing activities	**3 355 844**	**8 548 567**	**245 506**	**661 693**
1. Disosal of intangible and tangible fixed assets	-	341	586	1 061
2. Disposal of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Disposal of financial investments, including those:	3 359 586	8 545 677	244 920	660 632
a) in related parties	3 347 169	8 385 779	229 954	498 921
- disposal of financial assets	3 352 039	8 352 030	229 954	498 101
- dividends and equivalents received	-	980	-	820
- repayment of long-term loans granted	-	-	-	-
- interest	(4 405)	32 769	-	-
- repayment of short-term loans granted	(465)	-	-	-
- other cash inflows from financial assets	-	-	-	-
b) in other parties	12 417	159 898	14 966	161 711
- disposal of financial assets	11 596	158 306	14 501	158 444
- dividends and equivalents received	141	141	55	957
- repayment of long-term loans granted	1 327	1 451	-	-
- interest	(647)	-	(779)	-
- repayment of short-term loans granted	-	-	1 189	2 310
- other cash inflows from financial assets	-	-	-	-
4. Other cash inflows from investing activities	(3 742)	2 549	-	-
II. Cash outflows from investing activities	**(3 448 270)**	**(8 752 136)**	**(222 245)**	**(760 540)**
1. Purchase of intangible and tangible fixed assets	(8 987)	(36 266)	(9 321)	(24 228)
2. Purchase of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Purchase of financial investments, including those:	(3 439 283)	(8 715 870)	(212 854)	(736 242)
a) in related parties	(3 425 433)	(8 532 088)	(235 015)	(606 875)
- purchase of financial assets	(3 425 433)	(8 532 088)	(235 049)	(606 672)
- long-term loans granted	-	-	24	(203)
- short-term loans granted	-	-	10	-
b) in other parties	(13 850)	(183 782)	22 161	(129 367)
- purchase of financial assets	7 153	(99 101)	23 259	(126 889)
- long-term loans granted	(1 176)	(11 701)	(1 098)	(2 478)
- short-term loans granted	(19 827)	(72 980)	-	-
4. Other cash outflows from investing activities	-	-	(70)	(70)
III. Cash flows from investing activities (I-II)	**(92 426)**	**(203 569)**	**23 261**	**(98 847)**
C. Cash flows from financing activities	0	0	0	0
I. Cash inflows from financing activities	**127 934**	**485 934**	**236 904**	**1 074 532**
1. Share issue	72	72	-	762
2. Credit facilities and loans received	87 862	87 862	-	-
3. Debt securities issue	40 000	398 000	236 904	1 073 770
4. Other cash inflows from financing activities	-	-	-	-
II. Cash outflows from financing activities	**(88 489)**	**(511 214)**	**(395 680)**	**(1 216 672)**
1. Purchase of own shares	-	-	-	-
2. Dividends and equivalents paid to shareholders	-	-	-	-
3. Other expenses related to profit distribution	-	-	-	-
4. Repayment of credit facilities and loans received	17 169	-	(84 517)	(91 761)
5. Redemption of debt securities issued	(92 767)	(455 767)	(326 632)	(1 117 632)
6. Payments of other financial liabilities	-	-	-	-
7. Payments of finance lease liabilities	-	-	-	-
8. Interest paid	(8 970)	(35 430)	17 035	(580)
9. Other cash outflows from financing activities	(3 921)	(20 017)	(1 566)	(6 699)
III. Cash flows from financing activities (I-II)	**39 445**	**(25 280)**	**(158 776)**	**(142 140)**
D. Net increase (decrease) in cash and cash equivalents (A+/-B+/-C)	**14 022**	**(30 963)**	**48 328**	**24 567**
E. Balance sheet change in cash position	**14 022**	**(30 963)**	**48 328**	**24 567**
- change in cash position due to exchange rate differences	3	3	15	15
F. Cash at the beginning of the financial year	**7 834**	**52 819**	**4 491**	**28 252**
G. Cash at the end of the financial year (F+/- D), including:	**21 856**	**21 856**	**52 819**	**52 819**
- restricted cash and cash equivalents	5 379	5 379	619	619

March 3, 2003

....

Krzysztof Wilski - Vice President of the Board

PROKOM SOFTWARE SA CAPITAL GROUP

Comments to the quarterly consolidated financial statements of
Prokom Software SA Capital Group
for the 4th quarter 2002 (SA-QSr 4/2002)

I. Rules adopted in preparation of this report

1. This consolidated quarterly report of Prokom Software SA Capital Group (Report) presents data for the 4th quarter 2002 in a form of:
   - consolidated financial statements, including: consolidated balance sheet, off-balance sheet items, consolidated statement of operations, statement of changes in consolidated shareholders' equity and consolidated statement of cash flows,
   - Prokom Software S.A.'s abbreviated unconsolidated financial statements, including: balance sheet, off-balance sheet items, statement of operations, statement of changes in shareholders' equity and statement of cash flows,
   - comments of the Dominant Company's Management Board to the quarterly consolidated financial statements.
2. The quarterly consolidated financial statements of Prokom Software SA Capital Group for the 4th quarter 2002 have been prepared in line with the following legal regulations: the Accounting Act of 29 September 1994, Minister of Finance Decree of 12 December 2001, Council of Ministers Decree of 16 October 2001.

   This report was prepared in compliance with the presently binding accounting rules including: the rule of assets and liabilities valuation, the net financial result measurement (determined on the balance sheet date) and all obligatory rules of consolidation. Provision related adjustments were also implied, including provision for the deferred corporation income tax and the provision for asset revaluation.
3. In this 4Q2002 report comparative financial data for the 4th quarter 2001 and four quarters 2002 have been included.
4. Prokom Software SA, the Dominant Company, plays the key part in Prokom Software SA Capital Group as it co-ordinates and organizes cooperation of its Group companies. Prokom Internet SA manages internet companies, whose assets have been consolidated into separate Group.
5. In the 4th quarter 2002 the Company concluded an agreement regarding taking over the role of strategic investor in Softbank SA. Regarding to this agreement on 17 December 2002 Prokom Software SA purchased 1,741,398 shares of Softbank SA, and as the result of that on the date of these report it owned 3,344,388 shares and votes at the General Shareholders Meeting', which constituted 16.22% in Softbank SA's share capital and votes.
6. In this consolidated financial statements for the 4th quarter 2002 the following subsidiaries and associates have been consolidated:

   Prokom Software SA, Softbank SA Capital Group, Koma SA, ZETO Sp. z o.o., Combidata Poland Sp. z o.o., Postdata SA, Prokom Internet SA Capital Group, Optix Sp. z o.o., PUP Spin Sp. z o.o.
7. The rest of subsidiaries and associates were not included in the consolidated financial statement due to the immaterality of amounts involved. The detailed descriptionof the principles of facultative exclusion

from consolidation was presented in the Company's report for the 3rd quarter 2002. This exclusion has been made based on item 58.1.1 and item 63.a) of the Accounting Act dated 29 September 1994.

8. Data presented in this consolidated financial statements of Prokom Software SA Capital Group for the 4th quarter 2002 differ from data presented in the Prokom Software SA's abbreviated unconsolidated financial statements for the same period because of implementation of the binding principles of consolidation.

9. Euro conversion

To convert financial results from Polish zloty (PLN) into the euro currency the following average exchange rates published by the National Bank of Poland were used:

- balance sheet data used the rate as on the balance sheet day. The exchange rate on 31 December 2002 was 1 EUR = 4.0202 PLN, while the exchange rate on 31 December 2001 was 1 EUR = 3.5219 PLN;
- profit and loss account data, for the period from January to December 2002, have been restated at the rate of EUR = 3.8697 PLN (average of NBP rates applicable on the last day of each month between January and December 2002);
- profit and loss account data, for the period from January to December 2001, have been restated at the rate of EUR = 3.6509 PLN (average of NBP rates applicable on the last day of each month between January and December 2001).

II. Reserves and assets' book value restatements

The Capital Group

In the 4th quarter 2002 the Capital Group formed ('000 PLN):

– deduction updating the financial assets value	4,268
– deduction updating receivables value	3,352
– reserve for the forecasted decrease of profitability of contracts	8,907
– reserve for the forecasted costs of warranty repairs	1,813
– reserve for holiday accrual	1,431
– reserve for income tax	53
– other reserves	4,129

In the 4th quarter 2002 the Capital Group dissolved ('000 PLN):

– deduction updating the financial assets value	28,309
– deduction updating receivables value	2,718
– reserve for VAT tax	3,000
– reserve for holiday accrual	178
– other reserves	78

Prokom Software SA.

In the 4th quarter 2002 the Prokom Software SA formed ('000 PLN):

– deduction updating the financial assets value	4,268
– deduction updating the receivables value	3,085
– reserve for the forecasted decrease of profitability of contracts	8,000
– reserve for holiday accrual	939
– other reserves	3,800

In the 4th quarter 2002 the Prokom Software SA dissolved ('000 PLN):

– deduction updating the financial assets value	28,309
– deduction updating the receivables value	2,596
– reserve for VAT tax	3,000

III. Significant achievements of the Capital Group in the 4th quarter 2002.

Operating activities

In the 4th quarter 2002 Prokom Software SA concluded the following contracts and agreements:

- On 22 October 2002, Prokom Software SA concluded an agreement with ZUS for rendering of administration and exploitation of Comprehensive IT System (KSI) ZUS. The total net value of this contract amounts to PLN 113,8 million. The contract is to be completed within 12 months from 22 October 2002

(communiqué of Prokom Software SA - RB/49/2002 dated 23 October 2002)

Significant achievements of subsidiaries and associates in the 4th quarter 2002:

- Koma S.A. – delivery of almost 4,000 computers to 16 divisions of ppup Poczta Polska S.A. – the value of PLN 13 million;
- Combidata Poland Sp. z o.o. – winning of a teneder for organize the training courses for future users of Integrated Castral System in Poland – the contract amounts to EUR 1,322,253;the agreement with University of Management and Technology, Arlington USA regarding carring out the Project Management training in Poland; carring out along with Microsoft Polska the project of virtual software academy; concluding the agreements with the participants of the trainings regarding Telepraca procect – the contract amounts to PLN 1 million; development of e-learning technologies;
- Incenti S.A. – start of realization of the project regarding constructing of Data Processing Center for Telekomunikacja Polska SA in the field of power supply and air-condition; carring out of extension of Wirtualna Polska server; carring out the series of "Outsourcing Forum" conferences in order to promote Incenti SA as well as to make present and potential customers realize the advantages of outsourcing;
- WWW praca com Sp. z o.o. – realization of two agreements for implicating of IT Competence Management System for the amount of PLN 79,700; negotiations with several companies regarding implicating of e-kompetencje program.

Financing activities

- On 25 October 2002 Prokom Software S.A. concluded credit agreement with Bank Przemysłowo-Handlowy PBK SA, in Kraków, for the amount of PLN 95 million, with credit term until 31 December 2005. The credit will be devoted to realization of obligations following the agreements concluded on 24 October 2002 with Softbank SA and With Mr Lesz, among others for possible purchase of Softbank SA's shares. The rest, in amount not exceeding 60% of credit total amount, will be devoted to debt reorganization and to finance Company's current activity. The credit amount will be made accessible for the Company in tranches until 31 December 2003. The credit interests is depended on 3M WIBOR interest rate exceeded for the margin of 0.95% per year, and the commission fee for credit preparation is 0.1% of credit amount. The credit will be repaid in 8 equal capital part payments. The first part payment will be repaid on 31 March 2004, and the last one on 31 December 2005.

(communiqué of Prokom Software SA - RB/52/2002 dated 26 October 2002)

- In the 4th Quarter 2002 Prokom Software SA's current acticity was financed by its own resources as well as by external financial resources. External financial resources includes: recources from issued short-term commercial papers offered on the market by ING Bank Śląski SA (the value of PLN 150

million – on 3 March 2003 PLN 105 million was used), convertible bonds issue (nominal value of PLN 200 million) as well as two credit lines: in BRE Bank SA (the value of the line amounts to PLN 15 million) and in Raiffeisen Bank Polska SA (the value of the line amounts to PLN 48 million), - on 14 November 2002 both lines were not used. Additionally the Company used above mentioned credit in Bank Przemyslowo Handlowy PBK SA (on 3 March 2003 PLN 56 million was used) as well as the credit, payable in quarterly instalments with the repayement date of 9 September 2002, which was granted by Bank-Przemysłowo Handlowy PBK SA for purchase of Softbank SA's shares, which initial level amounted to EUR 32.2 million (the amount which is to be repayed on 3 March 2003 – EUR 8.6 million).

- The surpluses in the 4th Quarter 2002 Company allocated in commercial papers and in bank deposits.
- The Company's own recources, external financial resources as well as regular amount due takings from the conctracting parties were sufficient to fluent pay of Company's current obligations.
- Like in the past periods the Company has made the transactions to make provisions against exchange rate risk – NDF.

Investing activities

- On 24 October 2002, Prokom Software SA and Mr Aleksander Lesz – a shareholder and President of the Executive Board of Softbank SA – concluded a shareholder agreement whereby Prokom Software is to become the strategic investor in Softbank. Pursuant to the agreement, Prokom Software has the right to purchase, from the effective date of the agreement to 6 December 2003, all of the Softbank shares owned by Mr Lesz (5,741,666 shares), which represent more than 32% of Softbank's share capital (call option). In turn, Mr Lesz has the right to request, from 31 March 2003 to 6 December 2003, Prokom Software to purchase part of his entire shareholding in Softbank (put option). The size of the shareholding covered by the put option will depend on the market price of the shares as at the date of their acquisition (determined with the use of the mechanism for calculating the acquisition price described below) and it will be worth up to PLN 30.8m. A tender offer for Softbank shares will not be necessary as the acquisition of the shares by Prokom Software will be spread over time. Prokom Software is to acquire the shares from Mr Lesz in block transactions at a price which will be calculated on a case-by-case basis as the arithmetic mean of the price per Softbank share during the 30 calendar days preceding the transaction, increased by 20%. The average price under all executed transactions may not exceed PLN 13. Under the agreement, in January 2006 Prokom Software will pay to Mr Lesz a share premium whose amount will depend on Softbank' market value in the period 31 March 2003–31 December 2005. This share premium is to amount to 17.92% of the amount representing the difference between the average market value of the Softbank shareholding acquired by Prokom Software (in the period 31 March 2003–31 December 2005), and the amount actually paid for the shares by Prokom Software. The agreement stipulates that the average market price per Softbank share to be used in the calculation of the share premium (in the period 31 March 2003–31 December 2005) shall not exceed PLN 80. Prokom Software will finance the transaction with its equity and external financing. The shareholding agreement will come into force as at the date on which the Polish Anti-Trust and Consumer Protection Authority approves the takeover of Softbank and on which the Polish Securities and Exchange Commission consents to Prokom Software

independently acquiring Softbank shares conferring the right to more than 33% of the total vote at the General Shareholders Meeting of Softbank SA. Pursuant to the agreement, as of the date on which Prokom Software's interest in Softbank's share capital exceeds 20%, it will have the right, under a relevant power-of-attorney, to exercise voting rights and other rights conferred by Softbank shares which it has yet to acquire from Mr. Lesz. The concluded agreement stipulates for one representative of Prokom Software to be appointed to the Supervisory Board of Softbank at the upcoming Extraordinary General Shareholders Meeting of Softbank SA. As of the date on which Prokom Software's interest in Softbank's share capital exceeds the level ensuring the right to 25% of the votes at the General Shareholders Meeting of Softbank SA, the Supervisory Board will come to include – until the end of 2005 – two members designated by Prokom Software and Mr Lesz, or another person he designates in his stead. Moreover, by 31 October 2002, a new member designated by Prokom Software will be appointed to the Executive Board of Softbank SA.

(communiqué of Prokom Software SA - RB/51/2002 dated 25 October 2002)

- On 29 October 2002 Company received information on obtaining indispensable consents conditioning coming into force of Shareholders agreement concluded between Prokom Software SA and Mr Aleksander Lesz, about which the Company informed in current report RB/51/2002 on 25 October 2002, including: the decision of Office for Competition Consumer Protection allowing to make the concentration through taking control over Softbank SA by Prokom Software SA and the consent of Polish Securities and Exchange Commission for purchasing a block of shares ensuring exceeding 33% of votes at General Shareholders' Meeting of Softbank SA by Prokom Software SA.

(communiqué of Prokom Software SA - RB/53/2002 dated 30 October 2002)

IV. Significant events influencing financial results

After the 4th quarter 2002 revenues of the Capital Group amounted to PLN 1125.8 million, operating profit summed to PLN 161.7 million, profit before income tax equaled to PLN 126.7 million and net profit was equal to PLN 60.5 million.

The main factors influencing profit before income tax were:

- inclusion of PUP Spin Sp. z o.o. and Incenti SA into consolidation,
- restitution of Softbank SA's shares value to the purchase price level
- costs of interest charges on liabilities,
- share of results of internet companies.

Revenues

After the 4th quarter 2002 sales of products and services represented 64.6% of total revenues. The remaining 35.4% of revenues was generated by sales of goods and materials. Prokom Software SA generated the majority of revenues (79.2%).

Costs

After the 4th quarter 2002 costs of products, services, goods and materials sold equaled to PLN 707 million, which means selling margin of 37.2%. The selling margin on sales of products and services equaled to 54.7% while the selling margin on sales of goods and materials was equal to 5.2%. Selling costs added up to PLN 58 million, general and administrative costs summed to PLN 173.8 million.

V. Significant events after 31 December 2002 which might affect future financial results

- In February 2003, Prokom Software SA has signed a cooperation agreement with ComputerLand SA. The aim of the agreement is to establish close cooperation between both companies in the field of offering services and completing IT projects resulting from the offset program, which is connected with the proposed transaction for purchasing multirole aircrafts between the Polish Government and Lockheed Martin Corporation. The human resources, technical and financial potential of both companies will allow offering the optimum conditions of IT services and will allow utilizing financial resources devoted to IT projects within the offset program. The mentioned cooperation agreement is a result of previously concluded, separately by both Prokom Software SA and ComputerLand SA Memoranda of Understanding with Lockheed Martin Corporation. The cooperation agreement between Prokom Software SA and ComputerLand SA is also aimed to optimal utilizing the planned financial resources for developing the IT infrastructure in Poland. In the opinion of the Management Boards of both companies the intellectual potential and capabilities of both parties will enable to effectively and safely utilize the planned transfer of new technological solutions to increase the development of the Polish economy, research and scientific potential of Poland. The agreement concluded by the leading IT companies in Poland is an example of good cooperation of competing Polish enterprises in order to achieve the effects of the offset program benefiting the Polish economy like: new jobs, transfer of new technology and longterm opportunities arising from the offset program.

(communiqué of Prokom Software SA - RB/05/2003 dated 5 February 2003)

- On 21 February 2002 Prokom Software SA had purchased from three individual persons and BTK Investors Sp. z o.o. 90 shares with nominal value of PLN 500 each share in Ready Sp. z o.o. with registered office in Olsztyn, Poland, for the total price of PLN 2.7 million.The purchased 90 shares constitute 75.0% in the share capital and votes on Ready's General Meeting, which defines shares purchased as being substantial value assets. Ready Sp. z o.o. is a provider of the financial systems as well as systems connected with inventory and fixed assets. Ready's solutions are used for many years, among others in "ppup Poczta Polska SA" at the regional and car transportation companies level.

(communiqué of Prokom Software SA - RB/07/2003 dated 24 February 2003)

- On 3 March 2003 Prokom Software SA and Prokom Investments SA accounted for the agreement of joint venture consisted in building the complex of apartments in Gdynia-Orlowo. As a result of this accounting Prokom Software SA became the owner of apartment complex as well as received part of the profit from the sale of the rest of apartments. The total value of the accounted amount is PLN 38.9 million, from which PLN 0.9 million is the amount which Prokom Software SA received by way of its share in the profit from sold apartments. During last 12 months the total value of transactions between the companies amounted to PLN 72.6 million, exceeding 10% of Prokom Software SA's own capital. The biggest transaction during this period of time was above mentioned accounting of joint venture in Gdynia-Orlowo

(communiqué of Prokom Software SA - RB/08/2003 dated 3 March 2003)

Besides described above, since 31 December 2002 till the date of this report, no other significant events that might influence Group's financial results occurred.

VI. The valuation of the possibility of fulfillment of previously published financial results forecasts

The Management Board of Prokom Software S.A. did not present any forecasts of Prokom Software S.A.'s or its Capital Group's financial results to the public.

VII. **Changes in shares ownership structure**

Shareholders who held directly or indirectly at least 5% of the total number of votes at the General Shareholders' Meeting (GSM) of Prokom Software SA:

Shareholders of Prokom Software SA on 3 March 2003

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Prokom Investments SA	2,654,529	19.61%	2,950,209	20.67%
Ryszard Krauze*)	4,437,658	32.79%	4,906,400	34.37%
directly	1,888,514	13.95%	2,073,314	14.52%
indirectly	2,549,144	18.83%	2,833,086	19.84%
Bank of New York**)	1,984,535	14.66%	1,984,535	13.90%

*) Mr. Ryszard Krauze owns 96.03% of the share capital and votes at the GSM of Prokom Investments SA which results in direct and indirect share of 32.8% in Prokom Software SA's share capital and 34.4% of votes at its GSM.

**) The GDR 's depository

Shareholders of Prokom Software SA on 14 November 2002

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Prokom Investments SA	2,975,096	22.10%	3,270,776	23.03%
Ryszard Krauze*)	4,685,667	34.80%	5,154,408	36.29%
directly	1,828,682	13.58%	2,013,482	14.18%
indirectly	2,856,985	21.22%	3,140,926	22.11%
Bank of New York**)	1,730,675	12.86%	1,730,675	12.18%

*) Mr. Ryszard Krauze owns 96.03% of the share capital and votes at the GSM of Prokom Investments SA which results in direct and indirect share of 34.8% in Prokom Software SA's share capital and 36.3% of votes at its GSM.

**) The GDR 's depository

1. Changes in Prokom Software SA's shares ownership structure:

- on the 29 November 2002 Prokom Investments SA (company related by holding over 20% voting rights at the General Shareholders' Meeting of Prokom Software SA) had sold 50.567 ordinary bearer shares of Prokom Software SA at the unit price of PLN 127 for each share. As the result of this transaction Mr Ryszard Krauze, along with Prokom Investments SA, represent together 4,753,211 shares of Prokom Software SA, which institute 35.12% of share capital as well as 5,233,691 votes, which entitle to 36.66% votes at the General Shareholders' Meeting.

(communiqué of Prokom Software S.A. - RB/57/2002 dated 4 December 2002)

- on the 2 December 2002 Company received a decision of the District Court in Warsaw on registration on the 27 November 2002 an increase in the share capital of the Company resulting from issue of 72,524 F series shares issued on the basis of General Shareholders' Meeting's resolution dated on 8-08-2002. After registration the share capital of Prokom Software SA amounts to PLN 13,534,524 and is split into 13,534,524 shares of nominal value of PLN 1,00 each, giving rights to 14,276,188 votes at the General Shareholders' Meeting. On 20 December 2002 National Depository For Securities (KDPW SA) registered 72.524 F series bearer shares of Prokom Software SA of nominal value of PLN 1,00 each under code PLPROKM00047.

(communiqués of Prokom Software S.A. - RB/56/2002 dated 2 December 2002 and RB/59/2002 dated 23 December 2002)

PROKOM SOFTWARE SA CAPITAL GROUP

- In December 2002 Mr Ryszard Krauze, President of the Management Board of Prokom Software SA, had purchased 59,832 F series ordinary bearer shares of Prokom Software SA at the unit price of PLN 84.07 for each share. As a result of that transaction Mr Ryszard Krauze along with Prokom Investments SA (dependent on Mr Ryszard Krauze through 96.03% share in the share capital and votes at GSM) own 4,813,043 shares of Prokom Software SA which constitute 35.56% of the share capital and entitle to exercise 5,293,523 votes which constitute 37.08% of votes at the General Shareholders' Meeting of Prokom Software SA. Purchased shares will be brought to public trading no earlier than 18 months after the date of their registration in National Court Register, which took place on 27 November 2002

(communiqué of Prokom Software SA - RB/01/2003 dated 3 January 2002)

- In January 2003 Prokom Investments SA dependent of Mr Ryszard Krauze – President of the Management Board of Prokom Software SA, had sold 270,000 ordinary bearer shares of Prokom Software SA - at the average unit price of PLN 124.85 per share. As the result of this transaction Mr Ryszard Krauze, along with Prokom Investments SA, represent together 4,543,043 shares of Prokom Software SA, which constitute 33.57% of share capital as well as 5,023,523 votes, which entitle to 35.19% votes at the General Shareholders' Meeting of Prokom Software SA.

(communiqué of Prokom Software SA - RB/03/2003 dated 28 January 2002)

- In February the Company received information from the Bank of New York, that as the result of purchasing shares, Bank of New York is the proprietor of 1,863,283 ordinary bearer's shares of Prokom Software S.A., which constitute 13.77% of the share capital and entitle to execution of 13.05% of votes at the General Shareholders Meeting.

(communiqué of Prokom Software SA - RB/06/2003 dated 10 February 2003)

- Bank of New York purchased Prokom Software S.A.'s shares and in effect it holds 1,984,535 shares giving it the right to 14.66% of Prokom's share capital and 13.90% of the total number of votes at its GSM.

Besides described above, Prokom Software SA has no knowledge of any other changes in the structure of the Company's ownership.

2. Changes in Prokom Software SA's subsidiaries shares ownership structure:

- the Company received a decision of the District Court in Warsaw on registration on the 18 December 2002 an increase in the share capital of Safe Computing Sp. z o.o. (indirectly dependent on Prokom Software SA through Prokom Internet SA which owns 100% of the share capital and votes at the General Meeting of Safe Computing) from the amount of PLN 4,000 to PLN 2,204,000. An increase of Safe Computing's share capital for the amount of PLN 2,200,000 results from increase by Prokom Internet SA the nominal value of each 40 shares from PLN 100 to PLN 500 for each share as well as by issue of 4,368 new shares at the nominal value of PLN 500 for each share. After the registration the share capital of Safe Computing amounts to PLN 2,204,000 and splits to 4,408 shares for the value of PLN 500 for each share. Prokom Software SA still owns indirectly 95% share in the share capital and votes of Safe Computing Sp. z o.o

(communiqué of Prokom Software SA - RB/02/2003 dated 22 January 2003)

Besides described above, Prokom Software SA has no knowledge of any other changes in Prokom Software SA's subsidiaries shares ownership structure.

VIII. **Changes in the ownership of Company's shares or rights to the shares by the members of the Supervisory Board and the Management Board.**

Shareholder	14-11-2002		Increase / decrease		3-03-2002	
	Number of shares	Number of options	Number of shares	Number of options	Number of shares	Number of options
The Management Board - directly	2,058,343	-	+ 54,842*)	-	2,113,185	-
The Management Board - indirectly	2,856,985	-	-307,841**)	-	2,549,144	-
The Supervisory Board	-	-	-	-	-	-

**) The increase of number of shares in this period of time was caused by changes of composition of the Management Board Members as well as by purchase of 59,832 shares by the President of the Management Board (described in subparagraph VII of this commentary).;*

***)The result of sale 320,657 shares by Prokom Investments SA (described in subparagraph VII of this commentary).*

IX. **Information about about legal suits or administrative proceedings pending against Prokom Software SA or its subsidiaries regarding their liabilities or receivables.**

In the 4th quarter 2002 there were no pending legal suits or administrative proceedings against Prokom Software SA or its subsidiaries regarding their liabilities or receivables of combined value exceeding in total 10% of Prokom Software SA's shareholders' equity.

X. **Information about uncommon transactions between group companies of value exceeding EUR 500,000.**

All intercompany transactions between group companies were ordinary transactions concluded on usual market conditions and were a result of regular operating activity of Prokom Software SA and its subsidiaries.

XI. **Guarantees granted.**

The combined value of guarantees granted by Prokom Software SA or its subsidiaries to a single entity or its subsidiary did not exceed 10% of Prokom Software SA's shareholders' equity.

XII. **Other information essential for the estimation of the Group's performance and condition.**

- In December Mr. Bogdan Bartkowski, Member of Management Board and CFO of Prokom Software SA, informed that by the end of present year he is going to resign for personal reasons. In the beginning of January 2003 the function of CFO of Prokom Software SA will be taken by Mr. Dariusz Górka.

(communiqué of Prokom Software SA - RB/58/2002 dated 19 December 2002)

- In December 2002 the Supervisory Board of Prokom Software SA appointed Mr Marek Mondalski as a Member of the Management Board for the period of one year term of office. Moreover Mr Bogdan Bartkowski put his resignation as Member of the Management Board since 3 January 2003, about which the Company informed in current report dated on 19 December 2002.

(communiqué of Prokom Software SA - RB/61/2002 dated 28 December 2002)

- The Management Board of Prokom Software SA get acquainted in detail with the content of Corporate Governance principles, referred to paragraph 22a.1 of WSE principles as well as with the necessity of acceptance of these principles by the companies which are the issuers of shares and terms in public trading, being defined by the Exchange Supervisory Board in their resolution 58/952/2002 dated on 16 October 2002. The Management Board in common with the Supervisory Board will evaluate these principles from the point of view of possibility's of their implications in the scope justifying the Company's

interests and its shareholders. To this end on 27 December 2002 the Supervisory Board passed the proper resolution.

(communiqué of Prokom Software SA - RB/62/2002 dated 30 December 2002)

Signature of the officer representing the Company

3 March 2003	**Krzysztof Wilski**	**Vice-President of the Board**	....
date	full name	function	signature